# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prairie Operating Co., CIK 0001162896
CUSIP: 739650109
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 55 Waugh Drive, Suite 400, Houston, Texas (TX), 77007
Date of event which requires filing of this statement: 11/14/2025
Amends the filing with accession number 0001493152-23-042356
Filed by CIK 0002001258
Persons authorized to receive notices and communications: Gregory K. O'Neill, Level 27, 60 City Road Southbank, Melbourne, Australia (C3), VIC 3006, 61 3 9694 3000

## Reporting persons
- Narrogal Nominees Pty Ltd ATF Gregory K O'Neill Family Trust (CIK 0002001258): type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,566,763; sole dispositive power 0; shared dispositive power 19,776,036; aggregate amount beneficially owned 19,776,036 (30.12% of the class)
  Comment: 19,566,763 shares of common stock, par value $0.01 per share ("Common Stock"), includes (i) 13,776,036 shares of Common Stock directly held by the Family Trust; and (ii) 5,790,727 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. 19,566,763 shares of Common Stock represents 29.9% of the voting power of the Common Stock based on 65,437,337 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of Prairie Operating Co., a Delaware corporation (the "Issuer") on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 14, 2025); and (ii) 5,790,727 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust, and subject to the 29.9% limitation on voting described in Item 6 below. 19,776,036 shares of Common Stock includes (i) 13,776,036 shares of Common Stock directly held by the Family Trust; and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. The percentage of class represented by Row (11) is based on 65,646,610 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust.
- Narrogal Nominees Pty Ltd (CIK 0002001257): type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: working capital (WC); sole voting power 0; shared voting power 19,566,763; sole dispositive power 0; shared dispositive power 19,776,036; aggregate amount beneficially owned 19,776,036 (30.12% of the class)
  Comment: 19,566,763 shares of Common Stock includes (i) 13,776,036 shares of Common Stock directly held by the Family Trust; and (ii) 5,790,727 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. 19,566,763 shares of Common Stock represents 29.9% of the voting power of the Common Stock based on 65,437,337 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 5,790,727 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust, and subject to the 29.9% limitation on voting described in Item 6 below. 19,776,036 shares of Common Stock includes (i) 13,776,036 shares of Common Stock directly held by the Family Trust; and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. The percentage of class represented by Row (11) is based on 65,646,610 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust.
- Gregory K. O'Neill (CIK 0002001260): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,566,763; sole dispositive power 0; shared dispositive power 19,776,036; aggregate amount beneficially owned 19,776,036 (30.12% of the class)
  Comment: 19,566,763 shares of Common Stock includes (i) 13,776,036 shares of Common Stock directly held by the Family Trust; and (ii) 5,790,727 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. 19,566,763 shares of Common Stock represents 29.9% of the voting power of the Common Stock based on 65,437,337 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 5,790,727 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust, and subject to the 29.9% limitation on voting described in Item 6 below. 19,776,036 shares of Common Stock includes (i) 13,776,036 shares of Common Stock directly held by the Family Trust; and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. The percentage of class represented by Row (11) is based on 65,646,610 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Prairie Operating Co.
Address of issuer's principal executive offices: 55 Waugh Drive, Suite 400, Houston, Texas (TX), 77007

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D and Amendment No. 1 is hereby amended by inserting the following information at the end of Item 3:

On November 14, 2025, the Family Trust purchased in the open market 199,463 shares of Common Stock at a purchase price of $1.7329 per share of Common Stock using working capital of Narrogal Nominees.

On November 17, 2025, the Family Trust purchased in the open market 168,897 shares of Common Stock at a purchase price of $1.7471 per share of Common Stock using working capital of Narrogal Nominees.

On November 18, 2025, the Family Trust purchased in the open market 131,814 shares of Common Stock at a purchase price of $1.7458 per share of Common Stock using working capital of Narrogal Nominees.

On November 19, 2025, the Family Trust purchased in the open market (a) 149,271 shares of Common Stock at a purchase price of $1.7189 per share of Common Stock and (b) 50,000 shares of Common Stock at a purchase price of $1.7197 per share of Common Stock, in each case using working capital of Narrogal Nominees.

On November 20, 2025, the Family Trust purchased in the open market 800,000 shares of Common Stock at a purchase price of $1.7063 per share of Common Stock using working capital of Narrogal Nominees.

On November 21, 2025, the Family Trust purchased in the open market (a) 50,000 shares of Common Stock at a purchase price of $1.6698 per share of Common Stock and (b) 186,977 of Common Stock at a purchase price of $1.6926 per share of Common Stock, in each case using working capital of Narrogal Nominees.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D and Amendment No. 1 is amended and restated in its entirety as follows:

The information contained in Items 5 and 6 is incorporated herein by reference.

Subject to the Beneficial Ownership Limitation, the Standstill and the Voting Agreement described in Item 6, the Reporting Persons may further purchase, hold, vote, trade, dispose of, or otherwise deal in the shares of Common Stock, and may exercise warrants or convert shares of preferred stock, at such times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer's operations, business strategy, or prospects. The Reporting Persons may review, monitor, and evaluate their investments in the Issuer at any time, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer's business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions, the Issuer's management, competitive and strategic matters, capital structure, liquidity objectives, and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Family Trust, Narrogal Nominees and Mr. O'Neill are the beneficial owners of: (i) 13,776,036 shares of Common Stock and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. On a fully diluted basis, the Family Trust owns 30.12% of the Common Stock of the Company. This percentage is based on 65,646,610 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. Mr. O'Neill is the Sole Director of Narrogal Nominees, which is the trustee of the Family Trust, and as such, Mr. O'Neill has voting and investment control over the shares directly held by the Family Trust. Mr. O'Neill is the Sole Director of Narrogal Nominees, which is the trustee of the Family Trust, and as such, Mr. O'Neill has voting and investment control over the shares directly held by the Family Trust.
Number of shares as to which each person has sole or shared power to vote or dispose: The Family Trust, Narrogal Nominees and Mr. O'Neill share the power to dispose or direct the disposition of: (i) 13,776,036 shares of Common Stock and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. The Family Trust, Narrogal Nominees and Mr. O'Neill share the power to vote or to direct the vote of: (i) 13,776,036 shares of Common Stock; and (ii) 5,790,727 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. 19,566,763 shares of Common Stock represents 29.9% of the voting power of the Common Stock based on 65,437,337 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 5,790,727 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust, and subject to the 29.9% limitation on voting described in Item 6 below
Transactions in the class effected during the past sixty days:
The Family Trust effected the following transactions with respect to the Common Stock during the past sixty days:

(i) Purchased in the open market 199,463 shares of Common Stock at a purchase price of $1.7329 per share of Common Stock on November 14, 2025;

(ii) Purchased in the open market 168,897 shares of Common Stock at a purchase price of $1.7471 per share of Common Stock on November 17, 2025;

(iii) purchased in the open market 131,814 shares of Common Stock at a purchase price of $1.7458 per share of Common Stock on November 18, 2025;

(iv) purchased in the open market 149,271 shares of Common Stock at a purchase price of $1.7189 per share of Common Stock on November 19, 2025;

(v) purchased in the open market 50,000 shares of Common Stock at a purchase price of $1.7197 per share of Common Stock on November 19, 2025;

(vi) purchased in the open market 800,000 shares of Common Stock at a purchase price of $1.7063 per share of Common Stock on November 20, 2025;

(vii) purchased in the open market 50,000 shares of Common Stock at a purchase price of $1.6698 per share of Common Stock on November 21, 2025; and

(viii) purchased in the open market 186,977 of Common Stock at a purchase price of $1.6926 per share of Common Stock on November 21, 2025.
Other persons with the right to receive dividends or sale proceeds: This Item 5(d) is not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Item 5(e) is not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/1162896/000149315223042356/ex1.htm

## Signatures
- Narrogal Nominees Pty Ltd ATF Gregory K O'Neill Family Trust: /s/ Gregory K. O'Neill, Gregory K. O'Neill, Sole Director of Narrogal Nominees Pty Ltd, as trustee (11/24/2025)
- Narrogal Nominees Pty Ltd: /s/ Gregory K. O'Neill, Gregory K. O'Neill, Sole Director (11/24/2025)
- Gregory K. O'Neill: /s/ Gregory K. O'Neill, Gregory K. O'Neill (11/24/2025)